July 31, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, DC 20549 Attention: Ms. Doris Stacey Gama Mr. Chris Edwards Re: SEC Comment Letter dated July 25, 2024 BeiGene, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 26, 2024 File No. 001-37686 Dear Ms. Gama and Mr. Edwards, BeiGene, Ltd. (the “Company”) acknowledges receipt of your comment letter dated July 25, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2023. As discussed in telephone messages on July 30, 2024 from Folake Ayoola of Goodwin Procter LLP to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional eleven (11) business days until August 23, 2024 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than August 23, 2024. Should you have any questions regarding the request made herein, please do not hesitate to contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853. Thank you very much for your courtesy and cooperation in this matter. Chan Lee Senior Vice President, General Counsel Sincerely, /s/ Chan Lee